UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-21918

TELEDYNE FLIR, LLC

(Exact name of registrant as specified in its charter)

27700 SW Parkway Avenue

Wilsonville, OR 97070

(503) 498-3547

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Explanatory Note: Effective May 14, 2021, pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 4, 2021, by and among FLIR Systems, Inc. (“FLIR”), Teledyne Technologies Incorporated, a Delaware corporation (“Teledyne”), Firework Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Teledyne (“Merger Sub I”), and Firework Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Teledyne (“Merger Sub II”), (i) Merger Sub I merged with and into FLIR (“Merger I”), with FLIR continuing as the surviving entity and a wholly owned subsidiary of Teledyne (the “Surviving Corporation”), and (ii) the Surviving Corporation merged with and into Merger Sub II, with Merger Sub II continuing as the surviving entity (“Merger II” and, together with Merger I, the “Mergers”). In connection with the consummation of the Mergers, Merger Sub II, as the surviving entity in Merger II, was renamed Teledyne FLIR, LLC.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

TELEDYNE FLIR, LLC

Date: May 24, 2021	By:	/s/ Melanie S. Cibik
	Name:	Melanie S. Cibik
	Title:	Senior Vice President, General Counsel, Chief Compliance Officer and Secretary